July 24, 2007
Via Facsimile and EDGAR
Ms. Jennifer Riegel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-6010
Facsimile: (202) 772-9217
Re:	Public Offering of ImaRx Therapeutics, Inc. Registration Statement No. 333-142646 (the “Registration Statement”)
Dear Ms. Riegel:
     In connection with the public offering of ImaRx Therapeutics, Inc. (the “Registrant”) referred to above, we hereby advise you, as representative of the underwriters (the “Underwriters”) that the Preliminary Prospectus, dated June 11, 2007, in connection with the Registration Statement was distributed approximately as follows:

100	to the Underwriters;
5	to prospective underwriting syndicate members;
950	to prospective dealers; and
3,945	to prospective investors and others.
5,000	Total
     We hereby join in the request of the Registrant that the Registration Statement be made effective at the time requested by the Registrant, on July 25, 2007, 4:30 p.m. Eastern Daylight Time, or as soon as practicable thereafter.
     On behalf of the Underwriters, we hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 under the Securities Act of 1933, as amended, and of final prospectuses, all as required under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, Maxim Group LLC
By:	/s/ Paul LaRosa
Name:	Paul LaRosa
Title:	Managing Director